Filed Pursuant to Rule 433
Registration No. 333-233075
Pricing Term Sheet

December 4, 2019

BROADRIDGE FINANCIAL SOLUTIONS, INC.

Pricing Term Sheet

Issuer:	Broadridge Financial Solutions, Inc.
Security:	2.900% Senior Notes due 2029 (the “Notes”)
Principal Amount:	$750,000,000
Trade Date:	December 4, 2019
Settlement Date*:	T+3; December 9, 2019
Maturity:	December 1, 2029
Coupon:	2.900%
Issue Price:	99.717% of the principal amount, plus accrued interest, if any, from December 9, 2019 if settlement occurs after that date
Yield to Maturity:	2.933%
Spread to Benchmark Treasury:	T+115 bps
Benchmark Treasury:	1.750% due November 15, 2029
Benchmark Treasury Price and Yield:	99-22+ and 1.783%
Interest Payment Dates:	December 1 and June 1, commencing June 1, 2020
Optional Redemption:	Prior to September 1, 2029 (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury plus 20 basis points.
On or after the Par Call Date, at any time at a redemption price equal to 100%.
CUSIP:	11133TAD5
ISIN:	US11133TAD54
Anticipated Ratings**:	Moody’s: Baa1 / S&P: BBB+ / Fitch: BBB+
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:
J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Loop Capital Markets LLC Santander Investment Securities Inc. SunTrust Robinson Humphrey, Inc.

*It is expected that delivery of the Notes will be made against payment therefor on or about December 9, 2019, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at 212-834-4533, (2) BofA Securities, Inc. toll-free at 800-294-1322, (3) Morgan Stanley & Co. LLC toll-free at 866-718-1649 or (4) Wells Fargo Securities, LLC toll-free at 800-645-3751.